UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo 401(k) Plan for Salaried Employees:

We have audited the accompanying statement of net assets available for benefits of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 19, 2007

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Net Assets Available for Benefits

As of December 31, 2006 and 2005

(dollars in thousands)

	2006	2005
Assets
Investments, at fair value:
Plan interest in the PepsiCo Long Term Savings Program Master Trust	$2,253,706	$2,041,648

Participant loans	32,765	33,265

Total investments	2,286,471	2,074,913

Participant contributions receivable	640	2,010

Employer contributions receivable	2,359	394

Receivables from The PepsiCo 401(k) Plan for Hourly Employees and the PepsiCo Puerto Rico 1165(e) Plan	528	504

Net assets reflecting all investments at fair value	2,289,998	2,077,821

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,066	2,701

Net assets available for benefits	$2,294,064	$2,080,522

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

(dollars in thousands)

Additions to Net Assets
Net investment income from the PepsiCo Long Term Savings Program Master Trust	$222,077
Interest from participant loans	2,095

Net investment income	224,172

Contributions:
Participants	117,745
Employer	31,303

Total additions to net assets	373,220

Deductions from Net Assets
Distributions to participants	163,617
Dividends paid to participants	450
Administrative expenses	710

Total deductions from net assets	164,777

Net increase in net assets before transfer from other plan	208,443

Net transfer from other plan	5,099

Net increase in net assets	213,542

Net assets available for benefits at beginning of year	2,080,522

Net assets available for benefits at end of year	$2,294,064

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 – Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan provides a program under which eligible salaried employees of PepsiCo, Inc. (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. All salaried employees classified as full time, and certain other employees as defined in the Plan, are immediately eligible after their first day of service. Part-time salaried employees who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan are not eligible to participate in this Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Internal Revenue Code of 1986, as amended. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. These funds are intended to qualify as stock bonus plans under Internal Revenue Code Section 401(a) and employee stock ownership plans under Internal Revenue Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. Fidelity Management Trust Company is the trustee for the Plan and Fidelity Institutional Retirement Services Company is the recordkeeper for the Plan.

Contributions

Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. Under the Internal Revenue Code, the maximum allowable pre-tax contribution for participants during 2006 was $15,000. However, the Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5,000 for 2006.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

a daily basis, except for transfers from the Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

The Company matches 50% of employee contributions up to 8% of eligible pay based on years of service. The matching Company contribution is invested in the PepsiCo Common Stock Fund. Effective August 25, 2006, participants may immediately transfer up to 100% of any existing or future company matching contributions into any other fund options. Prior to August 25, 2006, participants were restricted from selling those shares invested in this fund for two years from the end of the year in which the match was made. Since participants were restricted from selling those shares, the investments were considered nonparticipant-directed. Refer to Note 5 for further information.

Effective January 1, 2007, the Plan implemented an automatic election program for new hires. Under the program, employees hired on or after January 1, 2007 will automatically make pre-tax contributions in the amount of 4% of earnings with such contributions invested in the Security Plus Fund. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contribution and investment fund option.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the Company’s matching contributions, fund earnings or losses, and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. Participants are fully vested in the Company’s contributions after three years of service. Forfeited non-vested accounts totaled $449,125 in 2006 and $376,187 in 2005. In 2006, $392,164 of forfeitures were used to reduce plan administrative expenses. The remaining amounts may be used to reduce future employer contributions or plan administrative expenses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Further, certain employees who had three loans outstanding from The Quaker 401(k) Plan for Salaried Employees (a predecessor plan) are allowed to maintain the third loan until it is paid off. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 5,003 loans outstanding at December 31, 2006 with interest rates ranging from 5.0-10.5% and with maturities through 2021. There were 4,973 loans outstanding at December 31, 2005 with interest rates ranging from 5.0-10.5% and with maturities through 2021.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59  1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and fund earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made for an account balance of $1,000 or less, the account will be distributed automatically.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the PepsiCo Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Tabular dollars are in thousands.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Program Master Trust (PepsiCo Master Trust) which holds investments in various funds.

With the exception of cash and cash equivalents, loan funds, and the ESOP Preferred Stock Fund, the Plan’s investments are valued based on quoted market prices. Participant loans are valued at cost, which approximates fair value. The preferred stock fund is recorded at fair value, as determined by an independent third-party valuation specialist.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

On January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported. Accordingly, investment contracts in the Security Plus Fund are now stated at fair value for all periods presented. Money market funds in the Security Plus Fund and cash and cash equivalents are recorded at cost, which approximates fair value. Earnings from the Security Plus Fund are reinvested in the Fund and are reflected in interest and dividends.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2006 and 2005, there were no such differences.

Note 3 – Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 70% at December 31, 2006 and 71% at December 31, 2005.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

PepsiCo Master Trust

	December 31, 2006	December 31, 2005
Investments, at fair value:
Cash and cash equivalents	$77,953	$64,642
PepsiCo common and preferred stock	1,141,425	1,097,616
Common and preferred stock	61,673	58,344
Mutual funds	992,991	776,178
Government securities	242	445
Corporate bonds	284	642
Fully benefit-responsive investment contracts	408,110	402,198
Commingled trust funds (indexed funds)	529,789	477,572
Other investments	875	—

	3,213,342	2,877,637
Interest and dividends receivable	5,307	4,505
Net liability for unsettled activity	(12,080)	(4,506)

Net assets	$3,206,569	$2,877,636

	Year ended December 31, 2006
Investment income:
Net appreciation (depreciation) in fair value of investments:
PepsiCo common and preferred stock	$64,668
Common and preferred stock	3,717
Mutual funds	69,365
Government securities	(5)
Corporate bonds	12
Commingled trust funds (indexed funds)	75,187
Other investments	31

	212,975
Interest and dividends	92,883

Net investment income	$305,858

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

Fully benefit-responsive investment contracts, included within the Security Plus Fund, represent a combination of a fixed income bond portfolio and separate wrapper contracts issued by third parties. These contracts are issued by two highly rated financial institutions and serve to preserve the value of the Fund’s investments by mitigating the fluctuations in the market value of the bonds. These investments are fully benefit-responsive in that they provide that the trust participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value as reported to the Plan by Alliance Bernstein, the investment manager, and are then adjusted to contract value in determining net assets available for benefits. The contract value of these contracts was $414,170,151 as of December 31, 2006 and $406,076,125 as of December 31, 2005.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 5.5% for 2006 and 5.3% for 2005. The average crediting interest rates were 5.1% for 2006 and 4.9% for 2005. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Note 4 – Net Transfer from Other Plan

Certain participants transferred assets into the Plan from another Company-sponsored qualified plan as follows:

Year ended December 31, 2006
Net assets transferred from The PepsiCo 401(k) Plan for Hourly Employees	$5,099

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

Note 5 – Nonparticipant-Directed Investments

Net assets relating to nonparticipant-directed investments were $0 at December 31, 2006 and $48,779,738 at December 31, 2005. The components of changes in net assets were as follows:

Year ended December 31, 2006
Beginning balance	$48,780
Investment income from the PepsiCo Master Trust	6,242
Interest on participant loans	39
Employer contributions	20,187
Distributions to participants	(2,082)
Net transfers to participant loan fund	(488)
Net transfers from The PepsiCo 401(k) Plan for Hourly Employees	210
Administrative expenses	(14)
Transfer to participant-directed investments (Note 1)	(72,874)

Nonparticipant-directed investments	$—

As discussed in Note 1, effective August 25, 2006, participants may immediately transfer up to 100% of any existing or future company matching contributions into any other fund options.

Note 6 – Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances.

Note 7 – Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. At December 31, 2006, approximately 32% of the Plan’s net assets were invested in the common and preferred stock of the Company. At December 31, 2005, approximately 35% of the Plan’s net assets were invested in the common and preferred stock of the Company. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2006 and 2005

Note 8 – Tax Status

The Plan’s latest favorable determination letter, received from the IRS, is dated February 14, 2005. Although the Plan has been amended since receiving the determination letter, the PepsiCo Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 9 – Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo ESOP Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $1,041,258,528 and $992,638,114 at December 31, 2006 and December 31, 2005, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $100,166,891 and $104,978,643 at December 31, 2006 and December 31, 2005, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

Note 10 – Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended December 31, 2006:

Net assets available for benefits per the financial statements	$2,294,064
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,066)

Net assets available for benefits per Form 5500	$2,289,998

Net increase in net assets before transfer to other plan per the financial statements	$208,443
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,066)

Net income per Form 5500	$204,377

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2006

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*Participant Loans	Participant loan fund (5,003 loans outstanding with interest rates ranging from 5.0-10.5% representing prime plus one)	$—	$32,765

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2007	THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III
Senior Vice President and Treasurer &
Executive Pension Officer

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2006 and 2005

Index to Exhibit

EXHIBIT NUMBER
23.1	KPMG Consent of Independent Registered Public Accounting Firm